April 15, 2019

Mr. John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Brigham Minerals, Inc.

Registration Statement on Form S-1

Filed April 9, 2019

File No. 333-230373

Ladies and Gentlemen:

On behalf of Brigham Minerals, Inc., and pursuant to with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on April 17, 2019, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

April 15, 2019

Very truly yours, BRIGHAM MINERALS, INC.

By:	/s/ Robert M. Roosa
Name:	Robert M. Roosa
Title:	Chief Executive officer and Director

Enclosures

cc:	Blake Williams, Brigham Minerals, Inc.

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Thomas G. Zentner, Vinson & Elkins L.L.P.